July 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	LumiraDx Limited

Registration Statement on Form F-1 (File No. 333-266207) (the “Registration Statement”)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: July 20, 2022

Requested Time: 5:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LumiraDx Limited (the “Registrant”) hereby requests that its Registration Statement be declared effective at 5:30 p.m., Eastern Time, on July 20, 2022, or as soon thereafter as practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes John J. Satory of Fried, Frank, Harris, Shriver & Jacobson (London) LLP, counsel to the Registrant, to make such request on its behalf. By separate letter, the underwriters of the issuance of securities being registered have joined in this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm the event with our counsel, Fried, Frank, Harris, Shriver & Jacobson (London) LLP by calling John J. Satory at +442079729210. Thank you for your assistance with this matter.

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LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350

Windward 3

Regatta Office Park

Grand Cayman KY1-1108, Cayman Islands

Very truly yours,

LUMIRADX LIMITED

By:	/s/ Dorian LeBlanc
Dorian LeBlanc
Chief Financial Officer

cc:	Veronique Ameye, LumiraDx Limited
John J. Satory, Fried, Frank, Harris, Shriver & Jacobson (London) LLP
Ian Lopez, Fried, Frank, Harris, Shriver & Jacobson (London) LLP

[Signature Page to SEC Acceleration Request]